SGOCO GROUP LTD.
12/F, TOWER BLDG #3
CHINA ACADEMY OF SCIENCE &
TECHNOLOGY DEVELOPMENT
GAOXIN SOUTH AVE. 1
NANSHAN DISTRICT
SHENZHEN, CHINA

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

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M97767-P71029

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SGOCO GROUP, LTD.

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. To approve and adopt the financial statements of the Company for the year ended December 31, 2014.	☐	☐	☐
2. To ratify and approve the appointment of Crowe Horwath (HK) CPA Limited ("Crowe Horwath") as auditor of the Company and to authorize the directors to fix the remuneration of the auditors.	☐	☐	☐

3. To elect the following persons as Directors pursuant to the Company's Articles of Association:

Nominees:	**For**	**Against**	**Abstain**
3a. Tin Man Or	☐	☐	☐
3b. Frank Wu	☐	☐	☐
3c. John Chen	☐	☐	☐
3d. Wai Man (Helen) Hsu	☐	☐	☐
3e. Pruby He	☐	☐	☐

4. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

M97768-P71029

SGOCO GROUP, LTD.
(Incorporated in the Cayman Islands with limited liability)
NOTICE OF ANNUAL GENERAL MEETING
to Be Held on December 21, 2015

I/We of______________, being the registered holder of ____________ordinary share(s), par value US$0.001 per share ("Ordinary Shares"), of SGOCO Group, Ltd. (the "Company"), hereby appoint the Chairman of the Annual General Meeting or________________ of ___________________as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held at 12/F, Tower Bldg #3, China Academy of Science & Technology Development, Gaoxin South Ave. 1, Nanshan District, Shenzhen, China on December 21, 2015 at 10.00 a.m. local time, and in the event of a poll, to vote for me/us as indicated on the reverse side, or if no such indication is given, as my/our proxy thinks fit. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.

Continued and to be signed on reverse side